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08027232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Arbor Research & Trading, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

1000 Hart Road, Suite 260
(No. and Street)

Barrington (City) **Illinois** (State) **60010** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Stevens **847-304-1550** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

Securities and Exchange Commission
RECEIVED
FEB 29 2008
Office of Compliance Inspection and Examinations

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Arbor Research & Trading, Inc.

(SEC File No. 8-38818)

Statement of Financial Condition as of December 31, 2007, and Independent Auditors' Report, and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Arbor Research & Trading, Inc.
Barrington, IL

We have audited the accompanying statement of financial condition of Arbor Research & Trading, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Arbor Research & Trading, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2008

ARBOR RESEARCH & TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH	$3,559,072
CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALER	1,019,620
RECEIVABLE FROM CLEARING BROKER-DEALERS	1,095,763
FURNITURE AND EQUIPMENT — Net of accumulated depreciation of $2,351,025	146,317
OTHER ASSETS	280,805
TOTAL	$6,101,577

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable to Arbor UK	$ 150,898
Deferred subscription revenue	643,662
Other accounts payable and accrued expenses	282,650
Total accounts payable and accrued expenses	1,077,210
SHAREHOLDER'S EQUITY:	
Common stock, no par value, at stated value — 1,000,000 shares authorized; 172,900 shares issued	86,450
Additional paid-in capital	2,532,141
Retained earnings	2,405,776
Total shareholder's equity	5,024,367
TOTAL	$6,101,577

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Arbor Research & Trading, Inc. (the "Company"), an Illinois corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis. The Company is a wholly owned subsidiary of Arbor Research Holdings, Inc. (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture and Equipment — Furniture and equipment are stated at historical cost and are depreciated based upon their useful life, generally five or seven years.

Deferred Revenue — Subscription income is generated from the sale of research services. Amounts received in advance are deferred and amortized straight line over the term of the subscription.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as defined.

At December 31, 2007, the Company had net capital, as defined, of $4,527,720, which was $4,427,720 in excess of its required minimum net capital of $100,000.

4. CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALER

The Company is required to maintain deposits with its clearing broker-dealers. The Company has a deposit with Fortis Securities, which is a U.S. Treasury bill with a market value of $994,620 maturing in less than 90 days. The security is reported at market value based on quoted market price. In addition, the Company has a $25,000 deposit with North American Clearing, Inc.

5. RECEIVABLE FROM CLEARING BROKER-DEALER

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker-dealer on a fully disclosed basis.

The receivable from the clearing broker-dealers arises in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days. The Company mainly utilizes one broker-dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred in 2007.

6. COMMITMENT

The Company leases its office facility under a noncancelable lease agreement through May 31, 2010, which provides for minimal rentals as follows:

Years Ending December 31	
2008	$ 106,846
2009	109,021
2010	45,984
Total	$ 261,851

The total amount of rent expense incurred for the year ending December 31, 2007 was $237,453. The lease agreement requires a security deposit equal to $13,938.

7. RELATED-PARTY TRANSACTIONS

Arbor Research & Trading UK Limited ("Arbor UK"), a wholly owned subsidiary of the Parent, introduces trades to the Company, who in turn pays Arbor UK a fee for such fees and services. In addition, the Company pays salary and administrative expenses of Arbor UK. As of December 31, 2007, the Company had an outstanding payable as of $150,898 for such services.

The Parent has an ownership interest in Bianco Research LLC ("Bianco"), who performs research services for the Company. In return for these services, the Company pays commissions as well as payroll and certain administrative expenses for Bianco. There were no payables outstanding for these expenses as of December 31, 2007.

The Company is charged for certain professional services by its Parent. There were no payables outstanding for these services at December 31, 2007.

8. NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, FASB staff position (FSP) FIN 48-2 was issued deferring implementation of FIN 48 for nonpublic companies to fiscal years beginning after December 15, 2007. FIN 48 is effective for the Company for the year ended December 31, 2008. The Company is currently evaluating the impact of adopting FIN 48 on its statement of financial condition.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157 *Fair Value Measurements* (SFAS 157). This standard expands the disclosure that is required for the use of fair value to measure assets and liabilities. The new disclosure will focus on the inputs used to measure fair value and the effect, if any, on the measurements on earnings for the period. SFAS 157 is effective for the Company in 2008. The Company is currently evaluating the impact of adopting SFAS 157 on its statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any of its existing financial statements on the effective date and has not determined whether or not it will elect this option for any eligible financial instruments it acquires in the future.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* (SFAS 141R). SFAS 141R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users' abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for the Company on January 1, 2009. The Company does not expect the adoption of SFAS 141R to have a material effect on its financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 26, 2008

To the Board of Directors and Shareholder of
Arbor Research & Trading, Inc.
Barrington, IL

In planning and performing our audit of the financial statements of Arbor Research & Trading, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END